December 16, 2015

VIA EDGAR CORRESPONDENCE AND EMAIL

Carlos Pacho
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	HC2 Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 16, 2015
File No. 1-35210

Dear Mr. Pacho:

This letter responds to the comments of your letter dated December 7, 2015 relating to HC2 Holdings, Inc. (the “Company”). We have reproduced below in bold font your comment set forth in your letter, together with the response in regular font immediately following the reproduced comment.

Business Combinations (ANG, page F-27)

We note that you are recording a $4.7 million bargain purchase gain, related to the ANG acquisition, as additional paid in capital. Please tell us why the gain is not being recognized in earnings. Refer to ASC 805-30. In your response please also clarify what you mean by the “related party nature of the transaction.” Tell us about the relationship between the parties to this acquisition and whether this relationship existed before the acquisition. In this regard, there appears to be no separate discussion of this relationship with ANG in your Related Parties note.

The acquisition of ANG resulted in an excess of the fair value of the net assets acquired over the purchase price of $4.7 million. The full purchase price of $15.5 million for HC2’s ownership in ANG was fully retained by ANG after the acquisition. The sellers or existing shareholders of ANG did not receive any portion of the $15.5 million investment. Subsequent to the acquisition, HC2 gained control of ANG, and in effect retained control of the asset (e.g. cash) before and after the transaction.

We considered Accounting Standards Codification (“ASC”) 805-30-30-8 when applying the fact pattern of the transaction. ASC 805-30-30-8 discusses the treatment of gains and losses resulting from assets the acquirer controls before and after the acquisition and states that gains and losses should not be recognized into earnings. We believe the concept in paragraph 30-8-that assets controlled before and after an acquisition should not create gains-applies equally to cash and noncash assets. Since cash does not present remeasurement issues comparable to noncash assets (e.g., remeasuring fixed assets to fair value), we concluded that paragraph required the potential “bargain purchase gain” to be recorded in equity.

The related party reference is describing the relationship with the selling shareholders of ANG, all of whom retained minority ownership interests in ANG and continued to be involved in their existing management capacities after the closing of the acquisition. We don’t believe there is any additional disclosure required with respect to this transaction or our relationship with those parties, nor do we believe any discussion of this relationship is required in our Related Parties note.
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We acknowledge that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We trust that the foregoing is responsive to the comment contained in your letter dated December 7, 2015. The Company appreciates the efforts of the Staff in reviewing our response to your letter. We are fully committed to working with the

Commission and to provide you with all the information you require. Accordingly, should you have any questions regarding the Company’s response to your comment, please contact me at (212) 339-5865.

Sincerely yours,

/s/ Michael Sena

Michael Sena
Chief Financial Officer
HC2 Holdings, Inc.